                                                                  EXHIBIT 8.2



[PRICE WATERHOUSE LLP LETTERHEAD]

August 28, 1997



Mr. Patrick Tolbert
Executive Vice-President & Chief Financial
            and Administrative Officer
Onex Food Services, Inc.
524 East Lamar
Arlington, Texas 76011

Dear Mr. Tolbert:


            OPINION ON THE TAX TREATMENT OF THE BUSINESS COMBINATION
                  OF CATERAIR AND ONEX FOOD SERVICES, INC. AND
                           SUBSEQUENT DEBT REFINANCING

You have requested our opinion regarding the federal tax consequences to Onex Food Services, Inc. ("OFSI"), SC International Services, Inc.("SCIS"), Caterair Holdings Corporation ("Holdings") and Caterair International Corporation ("Caterair") of certain aspects of the following transactions:

1. The business combination of OFSI and Caterair which was completed during 1995;

2. The refinancing of debt of SCIS and Caterair which is to be completed during 1997.

                                     ISSUES

Specifically, you have asked us to address the following issues:

1. Whether the lease of the Caterair domestic operating assets by Sky Chefs and CII constitutes a valid operating lease for tax purposes;

2. Whether the accrued interest on the Host PIK note acquired by OFSI is properly deductible by Holdings for federal tax purposes; and,

3. Whether the acquisition of the Caterair trade name and trademark is subject to the anti-churning rules of Section 197.

                                   CONCLUSIONS

Based on the facts, assumptions and representations contained herein, our opinion is as follows:

1. The lease of the domestic operating assets of Caterair by Sky Chefs, Inc. ("Sky Chefs") and Caterair International Inc. ("CII") constitutes a valid operating lease for tax purposes resulting in current deductions for lease payments under the lease agreement. The lease
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August 28, 1997

      may not meet all of the criteria in the Internal Revenue Service's leveraged lease advanced ruling guidelines. However, it still constitutes a valid operating lease for tax purposes.

2. Assuming the accrued interest was otherwise deductible under federal income tax law, it is more likely than not that the accrued interest payable on the Holdings PIK note is deductible by Holdings.

3. The anti-churning rules of IRC Section 197(d)(9) do not apply to the acquisition by CII of the trademark and trade name from Caterair.

                                      SCOPE

In connection with our opinion, we have reviewed the relevant provisions of the Internal Revenue Code of 1986, as amended, United States Treasury Department regulations issued thereunder, relevant judicial decisions, and Internal Revenue Service rulings and procedures. We understand the facts to be as summarized below. We have relied on the representations provided to us as summarized herein.

                         BUSINESS COMBINATION STRUCTURE

The following is a summary of the relevant facts related to the business combination based on information which you have furnished to us:

1. OFSI is a domestic corporation providing in-flight meal service to the airline industry through its operating subsidiary, Sky Chefs. Onex Corporation ("Onex"), a Canadian investment company, is the majority shareholder of OFSI.

2. Caterair is a domestic corporation that, prior to the business combination, provided in-flight meal service to the airline industry worldwide through numerous subsidiaries and joint ventures. Caterair is a wholly owned subsidiary of Holdings. Prior to the business combination, Holdings was controlled by several shareholders including Carlyle Group L.P. and Host-Marriott Corporation ("Host").

3. OFSI formed SCIS and CII to execute the business combination. SCIS and CII are U.S. corporations. Sky Chefs and CII are wholly owned domestic subsidiaries of SCIS.

4. Sky Chefs and CII purchased the net working capital of Caterair, including receivables due from the foreign subsidiaries. Affiliates of CII and Sky Chefs also purchased the stock of certain of Caterair's subsidiaries. An affiliate of CII purchased the Caterair trade name. The purchase price of the trade name and the foreign subsidiaries was equal to fair market value as determined in a valuation report prepared by Coopers & Lybrand L.L.P.

5. Through a combination of lease, sublease, and royalty agreements with Caterair, Sky Chefs and CII leased the domestic operating assets, sub-leased real property, and licensed Caterair's customer lists and customer contracts. The annual lease payments and license payments represent fair market rates as determined in the valuation report prepared by Coopers & Lybrand L.L.P.

6. The stated lease and license terms are six years. Sky Chefs and CII have the option to purchase the leased and licensed assets at each annual anniversary and at the end of the
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August 28, 1997


      lease term at the assets' estimated fair market value as determined in the valuation report prepared by Coopers & Lybrand L.L.P.

7. From Host, OFSI received an unsecured PIK note due from Holdings in exchange for a 5 percent equity interest in OFSI. The note is due in 2001 with interest payable quarterly at 16.25 percent in cash or by the issuance of additional Holdings interest debentures. At acquisition, the principal amount of the note was approximately $44 million and the interest debentures totaled approximately $72 million. In December 1995, the note and interest debentures were sold by OFSI to Renex Corporation, a subsidiary of Onex.

8. SCIS loaned Caterair approximately $38 million in the form of a PIK note. The loan will mature during 2001 and bears interest at the rate of 8 percent per annum.

9. Onex acquired 11 percent of the Class B voting common stock of Holdings and OFSI acquired 40 percent. The combined 51 percent ownership represents less than 50 percent of the value of Holdings.

10. At the time of the business combination, Caterair refinanced its indebtedness by entering into new loan agreements. Caterair's obligation to pay its refinanced debt was secured by a pledge of the payments due under the lease and license agreements. SCIS and various of its subsidiaries guaranteed repayment of the loans. Caterair is a guarantor of the loans entered into by SCIS at the time of the business combination.

                              REFINANCING STRUCTURE

The following is a summary of the relevant facts related to the 1997 refinancing transaction based on information which you have furnished to us:

1. Caterair will incur new debt in the amount of $160 million. The proceeds of the new debt will be used to repay existing bank debt of approximately $156 million.

2. The new debt will be a senior secured floating rate loan facility which will have fixed periodic repayments of $400,000 per quarter and a balloon payment due at the end of the term. The debt will carry a floating interest rate which is expected to be lower than that of the existing bank debt.

3. The new debt will mature in 2007. The current lease between Caterair and Sky Chefs/CII expires September 30, 2001.

4.    At the date the current lease expires:

            a.     SCIS may assume the debt or;
            b.     Sky Chefs/CII may exercise the purchase option or;
            c.     Caterair may extend the existing lease to Sky Chefs/CII or;
            d.     Caterair may lease the assets to a third party or;
            e. Caterair may sell the assets and reinvest the proceeds in productive assets of a kind used or usable in the business of SCIS and its subsidiaries. These productive assets may be leased to Sky Chefs/CII or a third party.

5. If Sky Chefs/CII chooses to exercise its option to purchase the assets currently leased or licensed from Caterair, Sky Chefs/CII may assume the debt of Caterair as part of the
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August 28, 1997

      purchase price of the assets. Sky Chefs/CII will not be required to assume the debt of Caterair upon exercise of the purchase option. If Sky Chefs/CII exercises the purchase option and does not assume the debt of Caterair, Caterair will be required to repay the debt in full.

6. Repayment of the existing bank debt is guaranteed by SCIS and certain of its subsidiaries. The new debt will also be guaranteed by SCIS and certain of its subsidiaries.

7. There will be an additional $390 million of debt incurred by SCIS that will be guaranteed by Caterair.

                                 REPRESENTATIONS

The following representations have been made in connection with the transactions:

1. There is no present plan or intention for an acceleration of the lease term by means of a purchase of the leased assets prior to the end of the stated lease term

2. The lease of the domestic assets of Caterair by Sky Chefs and CII is an operating lease under the provisions of Generally Accepted Accounting Principles and has been treated as such since inception of the lease and will continue to be treated as such immediately after the refinancing occurs.

3. The amount of annual lease payment does not materially exceed the fair rental value of the underlying assets.

4. The purchase option at the end of the lease term is not a bargain purchase option.

5. No part of any lease payments made under this transaction is specifically designated as interest or is otherwise readily recognizable as the equivalent of interest.

6. For purposes of determining the tax treatment of the lease, we are relying on a valuation performed by Coopers & Lybrand L.L.P. of the leased assets at lease inception and at lease end.

7.    Valid business reasons exist for the lease structure.

8. Caterair is managed as a viable business with profit motives. As such, management intends to manage the business such that Caterair's debt does not exceed the fair market value of its assets.

9. The financial position of Caterair and Holdings is not materially different than anticipated at September 19, 1995.

                                ANALYSIS OF LAW

Operating Lease v. Conditional Sale

Internal Revenue Code (IRC) Section 162(a) provides that a deduction is allowed for all ordinary and necessary expenses incurred or paid during the taxable year, including rental payments. In determining if a taxpayer is entitled to a deduction for payments claimed to be
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August 28, 1997


rentals, it is necessary to determine that the transaction is not in fact a conditional sale. A conditional sale will occur if the taxpayer has acquired or will acquire an equity interest in the leased assets.

The intent of the parties as well as the facts and circumstances of each situation determine whether a transaction is a lease or a conditional sale. Additionally, in Rev. Rul. 55-540, 1955-2 C.B. 39, the Internal Revenue Service ("the Service") has set forth six criteria which may generally be applied in determining if a lease will be treated as a conditional sale.

A lease is generally treated as a conditional sale for tax purposes if any one of six criteria set forth in the revenue ruling are met. The six criteria that indicate a conditional sale and their applicability to the transactions in question are as follows:

1. Portions of the periodic payments are made specifically applicable to an equity [interest] to be acquired by the lessee.

      No part of the lease payments will be applied to an equity ownership in the leased assets. Sky Chefs/CII have the option to purchase the leased assets at each annual anniversary and at the end of the lease term at the assets' estimated fair market value as determined in the valuation report prepared by Coopers & Lybrand L.L.P. at the inception of the lease. The subsequent refinancing of debt during 1997 does not modify the terms of the purchase option and does not cause the lease to violate this criterion.

2. The lessee will acquire title upon the payment of a stated amount of "rentals" which under the contract he is required to make.

      If Sky Chefs/CII choose to acquire the assets, they must pay the option price in addition to rental payments due through the option date. The subsequent refinancing of debt during 1997 does not change this requirement and does not cause the lease to violate this criterion.

3. The total amount which the lessee is required to pay for a relatively short period of use constitutes an inordinately large proportion of the total sum required to be paid to secure the transfer of the title.

      The terms of the lease do not apply rental payments to an ownership interest in the assets. Further, as discussed below, Sky Chefs/CII are not economically compelled to purchase the assets. The subsequent refinancing of debt during 1997 does not change this term and does not cause the lease to violate this criterion.

4. The agreed "rental" payments materially exceed the current fair rental value.

      Based on a valuation prepared by Coopers & Lybrand L.L.P. at lease inception the amount of the lease payments do not exceed the fair rental value of the property. The amount of the annual rental payments are not changed by the 1997 refinancing arrangement. The refinancing does not cause the lease to violate this criterion.
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August 28, 1997

5. The property may be acquired under a purchase option at a price which is nominal in relation to the value of the property at the time when the option may be exercised, as determined at the time of entering into the original agreement, or which is a relatively small amount when compared with the total payments which are required to be made.

      Sky Chefs/CII have the option to purchase the leased assets at each annual anniversary and at the end of the lease term at the assets' estimated fair market value as determined in the valuation report prepared by Coopers & Lybrand L.L.P. at the inception of the lease. The 1997 refinancing does not modify the terms of the purchase option and does not cause the lease to violate this criterion.

6. Some portion of the periodic payments is specifically designated as interest or is otherwise readily recognizable as the equivalent of interest.

      The lease agreement as originally executed does not deem any portion of the rental payments to be interest. The 1997 refinancing does not modify this term and does not cause the lease to violate this criterion.

As noted above, several of the criteria of Rev. Rul. 55-540 hinge on whether the lessee is economically compelled to exercise the purchase option. Such compulsion might arise where the value of a lessor's note payable to the lessee exceeds the fair market of the leased assets.

The terms of the existing debt require fixed periodic repayment. Under these terms, the total Caterair debt at the end of the lease term (including balances owed to SCIS and its subsidiaries and to third party lenders) is projected to be amortized to an amount lower than the estimated fair market value of Caterair's total assets at the end of the lease term. Thus, Caterair would continue to have an economic equity interest in the value of its assets under the existing debt arrangement. Further, Sky Chefs/CII would not be economically compelled to exercise the purchase option to perfect SCIS's economic interest in the PIK note.

The new debt will have fixed periodic repayments of $400,000 per quarter and a balloon payment due at the end of the term. Therefore, it is possible that the debt balance owed by Caterair could exceed the fair market value of the existing lease assets at the end of the lease term. However, the terms of the new debt will allow Caterair to use excess cash to purchase additional assets and lease them to SCIS and its subsidiaries. Caterair is also allowed to lease or sell the assets to a third party at the end of the lease term, or to extend the term of the lease to Sky Chefs/CII. The terms of the new debt also permit principal prepayment without penalty. Thus, Caterair has several alternatives to make an economic profit as a leasing company and to generate sufficient cashflow to service the debt. While the amortization of the debt balance is less certain under the new debt arrangement, Caterair continues to have the capacity and resources to operate its business in a manner that will allow it to adequately service its debt and retain its economic equity interest in the assets.

As was the case with the existing bank debt, the new debt will be guaranteed by SCIS and various of its subsidiaries. However, this guarantee does not economically compel Sky Chefs/CII to exercise the purchase option at the end of the lease term.
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Mr. Patrick Tolbert
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August 28, 1997

Leveraged Leases

Rev. Proc. 75-21, 1975-1 C.B. 715, sets forth guidelines that the Internal Revenue Service will use for advance ruling purposes in determining whether a leveraged lease transaction will be treated as a lease for federal income tax purposes. An arrangement that does not meet all of the criteria of the revenue procedure may still be treated as a lease. However, the Service would not issue an advance ruling regarding the treatment.

According to Rev. Proc. 75-21, the Service will not give a favorable advance ruling if the lessee or an affiliate of the lessee provides financing for the lessor's purchase of the leased assets or guarantees indebtedness created in connection with the acquisition of the property by the lessor. Since SCIS and its subsidiaries are guaranteeing Caterair's indebtedness, and SCIS has made a loan to Caterair, it is probable that the Service would not issue a favorable advance ruling on the transaction.

The lease in question may not meet all of the criteria necessary for an advance ruling. Nevertheless, it still constitutes an operating lease as reiterated in our analysis of Rev. Rul. 55-540.

Accrual and Deduction of Interest Payment on Holdings Senior Debenture

In order to deduct interest expense on the accrual basis for tax purposes, both the "all events" test and the "economic performance" test must be satisfied. Even if the taxpayer meets the requirements of both tests, the taxpayer may not deduct the interest expense if there is no reasonable expectation of payment on the underlying obligation.

The all events test is defined in United States v. Anderson, 269 U.S. 422 (1926) which provides that an accrual basis taxpayer is entitled to deduct an item as an expense when all events have occurred which establish the fact of the liability and the amount thereof can be determined with reasonable accuracy. The interest due under the Holdings Senior Debenture meets the all events test. It is an obligation with a fixed maturity date no later than 2001 and the amount due is determinable based on the specified interest rate of 16.25 percent.

Regulation Section 1.461-4(e) provides that in the case of interest, economic performance occurs as the interest cost economically accrues. Thus, economic performance is met for the Holdings interest as it accrues.

Even if both of the above tests are met, a deduction for interest expense is still not allowed if a taxpayer's financial condition is such that there is no reasonable expectation that the amount will ever be paid. Case law has consistently held that temporary insolvency will not prevent the accrual, while abject insolvency will prevent an accrual.

In Zimmerman v. Commr., 130 F2d 1011 (CA-8, 1942), the Court overruled a decision of the Board of Tax Appeal which disallowed a deduction for accrued interest payable by a taxpayer in poor financial condition. The Court states "where interest actually accrues on a debt of a taxpayer in a tax year, the statute plainly says he may deduct it. That he has not intention or expectation of paying it, but must go into bankruptcy as this taxpayer was obliged to do, can not of itself justify denial of deduction." Further, Zimmerman held that the "reasonable expectancy" standard which determines when interest income must be accrued does not apply to the accrual of interest expense.
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Mr. Patrick Tolbert
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August 28, 1997

In Panhandle Refining Comp. v. Commr., 45 B.T.A. 651 (1941), an interest expense deduction was allowed when Panhandle had liabilities greater than its assets, but owned property of a value of several million dollars, was widely engaged in business, and had a large income from producing and refining oil. The Court held that although there was a strong contingency surrounding the payments, the mere existence of the contingency did not in itself indicate that the debtor is not entitled to accrue and deduct interest on its liabilities.

In Edward L. Cohen v. Commr., 21 T.C. 855 (1954), the Court allowed a deduction for accrued interest by a taxpayer in poor financial condition. In reaching this decision, the Court relied on the general rule "deductions for accrued interest are proper where it can not be categorically said at the time these deductions were claimed that the interest would not be paid, even though the course of conduct of the parties indicated that the likelihood of payment of any part of the disallowed portion was extremely doubtful."

Likewise, Rev. Rul. 70-367, 1970-2 C.B. 37, addresses the issue of whether a company is entitled to deduct accrued interest when the financial condition of the company is such that it is not reasonably expected that it will be able to pay interest. In the ruling, the Service determined that interest on the debt of a railroad company in bankruptcy was accruable and deductible until the debt was extinguished by a plan of reorganization. This conclusion was reached even though it was unlikely that the full amount would ever be paid.

Based on the above analysis, it is more likely than not that the accrued interest on the Holdings Senior Debenture is deductible by Holdings. Our conclusion is reached notwithstanding cases to the contrary in which the facts are distinguishable (Continental Vending Machine Co., 77-1 USTC 9121 [D.C. NY, 1976], Guardian Investment Corp., 253 F.2d 326 [CA-5, 1958], Prudence Securities Corp., 135 F. 2d 340 [CA-2, 1943]). While Holdings' financial condition may be weak, it is not in abject insolvency. Holdings owns a subsidiary with a continuing business with existing contracts. There is no legal contingency which relieves Holdings of its liability to pay the interest. The subsequent sale by OFSI of the Holdings Senior Debenture does not change the terms of the Holdings Senior Debenture and does not impact Holdings' liability to pay the interest.

Section 267 requires the matching of deductions and income in the case of transactions between related parties. In accordance with Section 267(a)(2), if the taxpayer to whom a payment is made does not include such amount in income until it is paid, the taxpayer for whom the amount is deductible cannot take the deduction until it is paid. Section 267(a)(3) operates analogously where one of the related parties is a foreign person.

Section 267(f) states that in determining if two corporations are related, the controlled group definition of Section 1563(a) is applicable with "more than 50 percent" substituted for "more than 80 percent." Section 1563(a)(1), as adapted by Section 267(f), requires that more than 50 percent of the voting power or value of the parties be held by a common parent. Section 1563(e)(4) attributes stock owned by a corporation from such corporation to its shareholders in a ratio equal to the proportion of the value of such corporation's stock held by the shareholder over the total value of stock such corporation has outstanding.

Onex owns 76.20 percent of OFSI and 11.00 percent of Holdings. OFSI owns 40.00 percent of Holdings. Thus, Onex is deemed to own 41.48 percent of Holdings (30.48 percent through
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Mr. Patrick Tolbert
Page 9
August 28, 1997

OFSI and 11.00 percent directly). This total is less than 50 percent and is not sufficient to comprise a controlled group for purposes of Section 267. Because the percentage value of the Holdings stock is less than the voting power, the value test will create a percentage less than 41 percent and has not been computed.

Based on the above analysis, Holdings is not considered a member of the Onex controlled group for purposes of Section 267. For purposes of Section 267, Holdings is not treated as related to either OFSI or Renex Corporation, the subsequent acquirer of the Holdings Senior Debenture. Thus, the rules of Section 267 do not apply and do not limit the deductibility of the Holdings interest expense.

Section 197 Antichurning Rules

IRC Section 197(a) provides that a taxpayer will be entitled to an amortization deduction with respect to any Section 197 intangible over a 15 year period.
Section 197 intangibles are generally defined as acquired intangible assets including goodwill, going concern value, customer-based intangibles, covenant not to compete, franchise, trademark and trade name. Prior to the amendment of
Section 197 in 1993, goodwill and going concern value were not amortizable assets for federal income tax purposes.

The anti-churning rules of Section 197 disallow amortization of certain intangibles acquired in related party transactions. Section 197(f)(9) provides that a Section 197 intangible shall not include an acquired intangible that was held or used at any time after July 25, 1991 by the taxpayer or a related person for which depreciation or amortization would not be allowed except by operation of amended Section 197. Thus, the anti-churning rules will not apply to a related party transaction if the acquired intangible asset was amortizable under prior law. For purposes of the anti-churning rules, a "related person" is defined under Section 267(b), except that, in applying Section 267(b)(2), "20 percent" is substituted for "50 percent".

Section 197(f)(9)(A) states that, for purposes of the anti-churning rules, deductions allowable under Section 1253 shall be treated as deductions allowable for amortization without regard to Section 197 as currently enacted. As provided by footnote 31 in the legislative history to the 1993 enactment of Section 197, "amounts that are properly deductible pursuant to Section 1253 under present law are to be treated for purposes of the anti-churning provisions as amounts for which depreciation or amortization is allowed under present law." The reference to present law Section 1253 would include Section 1253(d)(2) and (3), as in effect prior to the 1993 changes to Section 1253.

Section 1253(d)(3), prior to its amendment in 1993, provides for an election by the taxpayer to recover over 25 years the amount of any lump sum payment in excess of $100,000 made with respect to a transfer of a franchise, trade name, or trademark subject to Section 1253(a). Presumably, a taxpayer would make such an election unless the amount charged to the capital account of the franchise, trade name or trademark pursuant to Section 1253(d)(3) was recoverable over a shorter period by proving a useful life for the franchise, trade name, or trademark. Note that Congress repealed Section 167(r) in 1989 which, prior to its repeal, disallowed any deduction or amortization with respect to trade name or trademark expenditures, thereby allowing for amortization of such expenditures if a value and useful life could be proven.
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August 28, 1997

Section 1253(a) applies to transfers in which the transferor retains "any significant power, right, or continuing interest" with respect to the transferred property. In accordance with Section 1253(b)(2)(A), a significant power, right, or continuing interest includes a right to disapprove any assignment of such interest. In the proposed transaction, Caterair has the right to prevent OFSI or any OFSI entity from assigning or otherwise transferring the Caterair trade name and trademark. Thus, Caterair retains a significant power, right, or continuing interest and Section 1253(a) applies to the proposed transaction.

The trademark and trade name transferred under the proposed transaction are subject to deductions allowable under Section 1253. Thus, the amounts paid for Caterair's trade name and trademark are not subject to the anti-churning rules and are amortizable under Section 197.

                              SUBSTANTIAL AUTHORITY

Providing the facts, assumptions, and representations contained herein are correct, there is substantial authority, within the meaning of Section 6662 of the Code for the conclusions.

                             CAVEATS AND LIMITATIONS

Our opinion is based on the facts, assumptions and representations as set forth above. Such conclusions are null and void if these facts, assumptions or representations are other than as stated.

Our opinion is based on our interpretation of the relevant provisions of the Code and regulations, IRS rulings and pertinent court decisions and is not binding upon the IRS, any other administrative body, or the courts. Our views may be altered by subsequent judicial or regulatory actions and an assessment of the impact any proposed legislation might have on our opinion. We are not responsible for updating our opinion for changes in the law, unless otherwise engaged to do so.

This opinion is limited solely to the Federal income tax consequences as expressed above, and no opinion has been rendered with respect to state, local, or foreign tax consequences. No opinion is expressed about the tax consequences with respect to any other taxpayers that are not specifically covered by the opinions expressed in this letter. Therefore, such taxpayers should consult with their own tax advisers as to the potential tax risks involved. Our opinion is rendered solely for your information in connection with the foregoing and may not be relied upon by any other person other than BT Securities Corporation, J.
P. Morgan Securities Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Smith Barney Inc. and Bankers Trust International PLC (collectively, the "Initial Purchasers"), as Initial Purchasers under the Purchase Agreement dated as of August 22, 1997 by and among the Initial Purchasers, SCIS, as issuer and Caterair and the other guarantors named therein as guarantors (collectively, the "Guarantors") relating to the issuance and sale to the Initial Purchasers of $300,000,000 of SCIS' 91/4% Senior Subordinated Notes due 2007, guaranteed by the Guarantors, and the lenders under the Term Loan Agreement among SCIS, Caterair, Bankers Trust Company, J. P. Morgan Securities, Inc., and Morgan Guaranty Trust Company, who may expressly rely thereon, or for any other purpose without our prior written consent.
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Mr. Patrick Tolbert
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August 28, 1997


                                     CONSENT

We consent to the inclusion in this Registration Statement on Form S-4 of our opinion dated August 28, 1997 on the tax issues related to the structure of this transaction.

Sincerely,


/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP